May 20, 2011

John Reynolds

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	American Apparel, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed May 4, 2011, as amended May 16, 2011 and May 19, 2011

(File No. 001-32697)

Dear Mr. Reynolds:

In response to the Staff’s comment, attached as changed pages, please find the additional disclosure proposed to be included in the Proxy Statement on Schedule 14A of American Apparel, Inc. (the “Company”). The Company confirms that it will include the additional disclosure, marked in the attached changed pages, in the Definitive Proxy Statement on Schedule 14A that the Company files with the Securities and Exchange Commission and mails to the Company’s stockholders.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (213) 488-0226, extension 1412 should you require further information.

Very truly yours, AMERICAN APPAREL, INC.

By:	/s/ Glenn A. Weinman
Name:	Glenn A. Weinman
Title:	Senior Vice President, General Counsel and Secretary

cc:	Dov Charney, Chairman and Chief Executive Officer

James Lopez, Securities and Exchange Commission

Jay Williamson, Securities and Exchange Commission